UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

HYSTER-YALE MATERIALS HANDLING, INC.

(Name of Issuer)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

449172204

(CUSIP Number)

Alfred M. Rankin, Jr.

5875 Landerbrook Drive, Suite 300

Cleveland, Ohio 44124-4017

(440) 449-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rankin Associates V, L.P. 46-0549770
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 255,982
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.68%
14	TYPE OF REPORTING PERSON* PN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rankin Management, Inc. 34-1845744
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,150,144
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,520
	10	SHARED DISPOSITIVE POWER 1,133,624

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,150,144
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.01%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alfred M. Rankin, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,160
	8	SHARED VOTING POWER 2,878,366
	9	SOLE DISPOSITIVE POWER 14,160
	10	SHARED DISPOSITIVE POWER 2,878,366

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,892,526
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.47%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Victoire G. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,892,526

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,892,526
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.47%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Helen R. Butler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 273,806
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,154,972

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,154,972
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.32%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John C. Butler, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,800
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,800
	10	SHARED DISPOSITIVE POWER 3,152,172
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,154,972
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.32%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clara T. Rankin Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 273,806
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,152,172

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,152,172
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.24%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David B. Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,152,172

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,152,172
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.24%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas T. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,878,366
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,878,366

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,878,366
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.10%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Corbin K. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,878,366

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,878,366
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.10%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Matthew M. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,133,624

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,133,624
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.58%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Elizabeth B. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,133,624

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,133,624
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.58%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James T. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,133,624

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,133,624
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.58%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lynne T. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,133,624

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,133,624
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.58%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas P. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,133,624

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,133,624
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.58%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Claiborne R. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,878,366
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,878,366

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,878,366
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.10%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chloe O. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,878,366

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,878,366
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.10%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chloe R. Seelbach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,133,624

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,133,624
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.58%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Scott W. Seelbach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,133,624

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,133,624
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.58%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Claiborne R. Rankin, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,133,624

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,133,624
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.58%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lauran Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,133,624

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,133,624
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.58%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Julia Rankin Kuipers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,133,624

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,133,624
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.58%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jacob A. Kuipers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,133,624

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,133,624
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.58%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Roger F. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,878,366
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,878,366

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,878,366
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.10%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alison A. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,878,366

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,878,366
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.10%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Anne F. Rankin Trust dated August 15, 2012, as amended*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

1

NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Alison A. Rankin, as trustee fbo Elisabeth M. Rankin under Irrevocable Trust No. 1, dated December 18, 1997, with Roger Rankin, Grantor

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 2012 Helen R. Butler GST Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 2012 Clara R. Williams GST Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 2012 Matthew M. Rankin GST Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 2012 James T. Rankin GST Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 2012 Thomas P. Rankin GST Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 2012 Chloe R. Seelbach GST Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 2012 Claiborne R. Rankin, Jr. GST Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 2012 Julia R. Kuipers GST Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 2012 Anne F. Rankin GST Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 2012 Elisabeth M. Rankin GST Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BTR 2012 GST Trust for Helen R. Butler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BTR 2012 GST Trust for Clara R. Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BTR 2012 GST Trust for Matthew M. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BTR 2012 GST Trust for James T. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BTR 2012 GST Trust for Thomas P. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BTR 2012 GST Trust for Chloe R. Seelbach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BTR 2012 GST Trust for Claiborne R. Rankin, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BTR 2012 GST Trust for Julia R. Kuipers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BTR 2012 GST Trust for Anne F. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BTR 2012 GST Trust for Elisabeth M. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HRB 2020 GST Trust for Clara R. Butler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HRB 2020 GST Trust for Griffin B. Butler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JCB 2020 GST Trust for Clara R. Butler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JCB 2020 GST Trust for Griffin B. Butler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CRW 2020 GST Trust for Margo J.V. Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CRW 2020 GST Trust for Helen C. Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

Part II to Schedule D

Item 1.	Security and Issuer.

The title and class of equity securities to which this Schedule 13D relates is Class B common stock, par value $0.01 per share (“Class B Common”), of Hyster-Yale Materials Handling, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is Hyster-Yale Materials Handling, Inc. 5875 Landerbrook Drive Cleveland, Ohio 44124.

Item 2.	Identity and Background.

(a)—(c) This Schedule 13D is filed on behalf of Rankin Associates V, L.P., a Delaware limited partnership (“Rankin V”), the general partner of Rankin V (the “General Partner”) and the limited partners of Rankin V (collectively with the General Partner, the “Reporting Persons”) who, pursuant to Rule 13d-5(b)(1) under the Securities Exchange Act of 1934 (the “Act”), may be deemed as a group to have acquired beneficial ownership of the Class B Common of the Issuer as a result of such individuals and trusts becoming signatories to the First Amended and Restated Limited Partnership Agreement of Rankin Associates V, L.P., dated as of December 8, 2021, as amended, among the stockholders party thereto (the “Rankin V Partnership Agreement”), filed as Exhibit 1 hereto and incorporated herein by reference.

Although the Reporting Persons are making this joint filing, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists within the meaning of the Act.

The names, and, for purposes of this filing, the business address, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, as well as the state of organization, principal business, address of the principal business and the address of the principal office, as applicable, for the Reporting Persons are as follows:

Rankin Associates V, L.P. Its principal business is to hold, under common management, Class A and Class B shares of the Issuer, par value $0.01 per share, beneficially owned by certain of the Reporting Persons. RMI (as defined below) is the general partner of Rankin V. The address of its principal business and its principal office is 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017.

Rankin Management, Inc. Rankin Management, Inc., a Delaware corporation (“RMI”), was formerly Rankin Management, Inc., a Georgia corporation. In December 1998, Rankin Management, Inc., a Georgia corporation, was merged with and into RMI. RMI was the surviving entity. It is the general and managing partner of Rankin V. The principal business of RMI is to act as a general and managing partner of Rankin V. The address of its principal business and its principal office is Suite 300, 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017. The shareholders, executive officers and directors of RMI consist of Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, all of whom are Reporting Persons.

Alfred M. Rankin, Jr. Mr. Rankin’s resident address is 7421 Markell Road, Waite Hill, Ohio 44094. He is (a) Non-Executive Chairman of Hamilton Beach Brands Holding Company, a Delaware corporation at 4421 Waterfront Dr., Glen Allen, Virginia 23060, (b) Chairman and Chief Executive Officer of the Issuer at 5875 Landerbrook Drive, Suite 300, Cleveland, Ohio 44124 and (c) Non- Executive Chairman of NACCO Industries, Inc. at 5875 Landerbrook Drive, Suite 220, Cleveland, Ohio 44124.

Victoire G. Rankin. Ms. Rankin’s resident address is 7421 Markell Road, Waite Hill, Ohio 44094. She is not employed.

Helen R. Butler. Ms. Butler’s resident address is 7575 Old Mill Road, P.O. Box 477, Gates Mills, Ohio 44040. She is a Sales Associate at Wool and Willow.

John C. Butler, Jr.. Mr. Butler’s resident address is 7575 Old Mill Road, P.O. Box 477, Gates Mills, Ohio 44040. He is President and Chief Executive Officer at NACCO Industries, Inc. and the North American Coal Corporation.

Clara T. Rankin Williams. Ms. Williams’ resident address is 1654 N. Dayton, Chicago, Illinois 60614. She is a jewelry designer.

David B. Williams. Mr. Williams’ resident address is 1654 N. Dayton, Chicago, Illinois 60614. He is an attorney with Williams, Bax & Saltzman, P.C.

Thomas T. Rankin. Mr. Rankin’s resident address is 214 Banbury Rd., Richmond, Virginia 23221. He is retired.

Corbin K. Rankin. Ms. Rankin’s resident address is 214 Banbury Road, Richmond, Virginia 23221. She is not employed.

Matthew M. Rankin. Mr. Rankin’s address is 2011 St. Andrews Rd., Greensboro, North Carolina 27408. He is employed at Carlisle Residential Properties.

Elizabeth B. Rankin. Ms. Rankin’s address is 2011 St. Andrews Rd., Greensboro, North Carolina. She is not employed.

James T. Rankin. Mr. Rankin’s address is 2291 Woodward Way NW, Atlanta, Georgia 30305. He is a Senior Vice President at NAI Brannen Goddard.

Lynne T. Rankin. Ms. Rankin’s address is 2291 Woodward Way NW, Atlanta, Georgia 30305. She is employed with Turman Interiors.

Thomas P. Rankin. Mr. Rankin’s address is 225 West 12th St., Apt. 4J, New York, NY 10011. He is a director at Altamar Capital Partners.

Claiborne R. Rankin. Mr. Rankin’s resident address is 36779 Cedar Road, Gates Mills, Ohio 44040-9721. He is a private investor.

Chloe O. Rankin. Ms. Rankin’s resident address is 36779 Cedar Road, Gates Mills, Ohio 44040-9721. She is not employed.

Chloe R. Seelbach. Ms. Seelbach’s resident address is 18910 S. Woodland Road, Shaker Heights, Ohio 44122. She is not employed.

Scott W. Seelbach. Mr. Seelbach’s business address is 5900 Landerbrook Drive, Cleveland, Ohio 44124. He is a private equity principal.

Claiborne R. Rankin, Jr. Mr. Rankin’s address is 600 W. Drummond, Unit 308, Chicago, Illinois 60614. He is employed in IP Licensing at MG Technologies LLC.

Lauran Rankin. Ms. Rankin’s address is 600 W. Drummond, Unit 308, Chicago, Illinois 60614. She is not employed.

Julia Rankin Kuipers. Ms. Kuipers’ address is 107 Elm Ct. Chagrin Falls, Ohio 44022. She is not employed.

Jacob A. Kuipers. Mr. Kuipers’ address is 107 Elm Ct. Chagrin Falls, Ohio 44022. He is an Attorney at McDermott Will & Emery.

Roger F. Rankin. Mr. Rankin’s resident address is 1449 Carpenter Road, P.O. Box 550, Gates Mills, Ohio 44040. He is a private investor.

Alison A. Rankin. Ms. Rankin’s resident address is 1449 Carpenter Road, P.O. Box 550, Gates Mills, Ohio 44040. She is an interior designer.

The Anne F. Rankin Trust dated August 15, 2012, as amended. The Trust has no power to vote or dispose of any shares of Class B Common. Roger F. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

Alison A. Rankin, as trustee fbo Elisabeth M. Rankin under Irrevocable Trust No. 1, dated December 18, 1997, with Roger Rankin, Grantor. The Trust has no power to vote or dispose of any shares of Class B Common. Alison A. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

2012 Helen R. Butler GST Trust. Alfred M. Rankin, Jr. is the trustee of the trust. Mr. Rankin’s is 7421 Markell Road, Waite Hill, Ohio 44094. He is (a) Non-Executive Chairman of Hamilton Beach Brands Holding Company, a Delaware corporation at 4421 Waterfront Dr., Glen Allen, Virginia 23060, (b) Chairman and Chief Executive Officer of the Issuer at 5875 Landerbrook Drive, Suite 300, Cleveland, Ohio 44124 and (c) Non- Executive Chairman of NACCO Industries, Inc. at 5875 Landerbrook Drive, Suite 220, Cleveland, Ohio 44124.

2012 Clara R. Williams GST Trust. Alfred M. Rankin, Jr. is the trustee of the trust. Mr. Rankin’s resident address is 7421 Markell Road, Waite Hill, Ohio 44094. He is (a) Non-Executive Chairman of Hamilton Beach Brands Holding Company, a Delaware corporation at 4421 Waterfront Dr., Glen Allen, Virginia 23060, (b) Chairman and Chief Executive Officer of the Issuer at 5875 Landerbrook Drive, Suite 300, Cleveland, Ohio 44124 and (c) Non- Executive Chairman of NACCO Industries, Inc. at 5875 Landerbrook Drive, Suite 220, Cleveland, Ohio 44124.

2012 Chloe R. Seelbach GST Trust. Claiborne R. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 36779 Cedar Road, Gates Mills, Ohio 44040-9721. He is a private investor.

2012 Claiborne R. Rankin, Jr. GST Trust. Claiborne R. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 36779 Cedar Road, Gates Mills, Ohio 44040-9721. He is a private investor.

2012 Julia R. Kuipers GST Trust. Claiborne R. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 36779 Cedar Road, Gates Mills, Ohio 44040-9721. He is a private investor.

2012 Anne F. Rankin GST Trust. Roger F. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 1449 Carpenter Road, P.O. Box 550, Gates Mills, Ohio 44040. He is a private investor.

2012 Elisabeth M. Rankin GST Trust. Roger F. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 1449 Carpenter Road, P.O. Box 550, Gates Mills, Ohio 44040. He is a private investor.

2012 Matthew M. Rankin GST Trust. Thomas T. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 214 Banbury Rd., Richmond, Virginia 23221. He is retired.

2012 James T. Rankin GST Trust. Thomas T. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 214 Banbury Rd., Richmond, Virginia 23221. He is retired.

2012 Thomas P. Rankin GST Trust. Thomas T. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 214 Banbury Rd., Richmond, Virginia 23221. He is retired.

BTR 2012 GST Trust for Helen R. Butler. Alfred M. Rankin, Jr. is the trustee of the trust. Mr. Rankin’s resident address is 7421 Markell Road, Waite Hill, Ohio 44094. He is (a) Non-Executive Chairman of Hamilton Beach Brands Holding Company, a Delaware corporation at 4421 Waterfront Dr., Glen Allen, Virginia 23060, (b) Chairman and Chief Executive Officer of the Issuer at 5875 Landerbrook Drive, Suite 300, Cleveland, Ohio 44124 and (c) Non- Executive Chairman of NACCO Industries, Inc. at 5875 Landerbrook Drive, Suite 220, Cleveland, Ohio 44124.

BTR 2012 GST Trust for Clara R. Williams. Alfred M. Rankin, Jr. is the trustee of the trust. Mr. Rankin’s resident address is 7421 Markell Road, Waite Hill, Ohio 44094. He is (a) Non-Executive Chairman of Hamilton Beach Brands Holding Company, a Delaware corporation at 4421 Waterfront Dr., Glen Allen, Virginia 23060, (b) Chairman and Chief Executive Officer of the Issuer at 5875 Landerbrook Drive, Suite 300, Cleveland, Ohio 44124 and (c) Non- Executive Chairman of NACCO Industries, Inc. at 5875 Landerbrook Drive, Suite 220, Cleveland, Ohio 44124.

BTR 2012 GST Trust for Matthew M. Rankin. Thomas T. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 214 Banbury Rd., Richmond, Virginia 23221. He is retired.

BTR 2012 GST Trust for James T. Rankin. Thomas T. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 214 Banbury Rd., Richmond, Virginia 23221. He is retired.

BTR 2012 GST Trust for Thomas P. Rankin. Thomas T. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 214 Banbury Rd., Richmond, Virginia 23221. He is retired.

BTR 2012 GST Trust for Chloe R. Seelbach. Mr. Claiborne R. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 36779 Cedar Road, Gates Mills, Ohio 44040-9721. He is a private investor.

BTR 2012 GST Trust for Claiborne R. Rankin, Jr. Mr. Claiborne R. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 36779 Cedar Road, Gates Mills, Ohio 44040-9721. He is a private investor.

BTR 2012 GST Trust for Julia R. Kuipers. Mr. Claiborne R. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 36779 Cedar Road, Gates Mills, Ohio 44040-9721. He is a private investor.

BTR 2012 GST Trust for Anne F. Rankin. Roger F. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 1449 Carpenter Road, P.O. Box 550, Gates Mills, Ohio 44040. He is a private investor.

BTR 2012 GST Trust for Elisabeth M. Rankin. Roger F. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 1449 Carpenter Road, P.O. Box 550, Gates Mills, Ohio 44040. He is a private investor.

HRB 2020 GST Trust for Clara R. Butler. Clara R. Williams is the trustee of the trust. Ms. Williams’ resident address is 1654 N. Dayton, Chicago, Illinois 60614. She is a jewelry designer.

HRB 2020 GST Trust for Griffin B. Butler. Clara R. Williams is the trustee of the trust. Ms. Williams’ resident address is 1654 N. Dayton, Chicago, Illinois 60614. She is a jewelry designer.

JCB 2020 GST Trust for Clara R. Butler. Helen R. Butler is the trustee of the trust. Ms. Butler’s resident address is 7575 Old Mill Rd, P.O. Box 477, Gates Mills, OH. She is a Sales Associate at Wool and Willow.

JCB 2020 GST Trust for Griffin B. Butler. Helen R. Butler is the trustee of the trust. Ms. Butler’s resident address is 7575 Old Mill Rd, P.O. Box 477, Gates Mills, OH. She is a Sales Associate at Wool and Willow.

CRW 2020 GST Trust for Margo J.V. Williams. David B.H. Williams is the trustee of the trust. Mr. Williams’ resident address is 1654 N. Dayton, Chicago, Illinois 60614. He is an attorney with Williams, Bax & Saltzman, P.C.

CRW 2020 GST Trust for Helen C. Williams. David B.H. Williams is the trustee of the trust. Mr. Williams’ resident address is 1654 N. Dayton, Chicago, Illinois 60614. He is an attorney with Williams, Bax & Saltzman, P.C.

Item 3.	Source and Amount of Funds or Other Consideration.

The Class B Common held by the Reporting Persons was primarily acquired on September 28, 2012, when NACCO Industries, Inc., a Delaware corporation (“NACCO”), completed the spin-off of the Issuer to NACCO’s stockholders and, subsequently thereto, in swaps under the Stockholders’ Agreement (as defined below), market purchases and pursuant to equity awards by the Issuer.

Item 4.	Purpose of Transaction.

The purpose of the formation of Rankin V and the Reporting Individuals entering into and delivering the Rankin V Partnership Agreement, and the acquisition by Rankin V of the Class B Common was to (a) provide the Reporting Individuals with a mechanism for consolidating the management of their holdings of Class B Common in a manner that would allow coordinated family management of such Class B Common and (b) to facilitate the estate planning objectives of the Reporting Individuals.

Item 5.	Interest in Securities of the Issuer.

(a)—(b) Although each Reporting Person disclaims beneficial ownership of any shares of Class B Common beneficially owned by each other Reporting Person, pursuant to the Act and regulations thereunder the Reporting Persons may be deemed as a group to have acquired beneficial ownership of 255,982 shares of Class B Common, the aggregate number of shares of Class B Common which are subject to the terms of the Rankin V Partnership Agreement, representing 6.68% of the outstanding Class B Common as of December 31, 2021.

Rankin Associates V, L.P. Rankin V is made up of the individuals and entities holding limited partnership interests in Rankin V and RMI, the general partner of Rankin V. Rankin V may be deemed to be a “group” as defined under the Act and therefore may be deemed as a group to beneficially own 255,982 shares of Class B Common held by Rankin V. Although Rankin V holds the 255,982 shares of Class B Common, it does not have any power to vote or dispose of such shares of Class B Common. RMI has the sole power to vote such shares and shares the power to dispose of such shares with the other individuals and entities holding limited partnership interests in Rankin V. RMI exercises such powers by action of its board of directors, which acts by majority vote and consists of Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, the individual trusts of whom are the stockholders of RMI. Collectively, the 255,982 shares of Class B Common beneficially owned Rankin V constitute approximately 6.68% of the Class B Common outstanding as of December 31, 2021.

Rankin Management, Inc. RMI has the sole power to vote 1,150,144 shares of Class B Common, has the sole power to dispose of 16,520 shares of Class B Common and shares the power to dispose of 1,133,624 shares of Class B Common. RMI exercises such powers by action of its board of directors, which acts by majority vote and consists of Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, the individual trusts of whom are the stockholders of RMI. Collectively, the 1,150,144 shares of Class B Common beneficially owned by RMI constitute approximately 30.01% of the Class B Common outstanding as of December 31, 2021.

Alfred M. Rankin, Jr. Mr. Rankin has the sole power to vote and dispose of 14,160 shares of Class B Common, shares the power to vote 2,878,366 Class B Common and shares the power to dispose of 2,878,366 shares of Class B Common. Collectively, the 2,892,526 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 75.47% of the Class B Common outstanding as of December 31, 2021.

Victoire G. Rankin. Ms. Rankin shares the power to dispose of 2,892,526 shares of Class B Common. Collectively, the 2,892,526 shares of Class B Common beneficially owned by Ms. Rankin constitute approximately 75.47% of the Class B Common outstanding as of December 31, 2021.

Helen R. Butler. Ms. Butler shares the power to vote 273,806 shares of Class B Common and shares the power to dispose of 3,154,972 shares of Class B Common. Collectively, the 3,154,972 shares of Class B Common beneficially owned by Ms. Butler constitute approximately 82.32% of the Class B Common outstanding as of December 31, 2021.

John C. Butler, Jr. Mr. Butler has the sole power to vote and dispose of 2,800 shares of Class B Common and shares the power to dispose of 3,152,172 shares of Class B Common. Collectively, the 3,154,972 shares of Class B Common beneficially owned by Mr. Butler constitute approximately 82.32% of the Class B Common outstanding as of December 31, 2021.

Clara T. Rankin Williams. Ms. Williams shares the power to vote 273,806 shares of Class B Common and shares the power to dispose of 3,152,172 shares of Class B Common. Collectively, the 3,152,172 shares of Class B Common beneficially owned by Ms. Williams constitute approximately 82.24% of the Class B Common outstanding as of December 31, 2021.

Thomas T. Rankin. Mr. Rankin shares the power to vote and dispose of 2,878,366 shares of Class B Common. Collectively, the 2,878,366 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 75.10% of the Class B Common outstanding as of December 31, 2021.

Matthew M. Rankin. Mr. Rankin shares the power to dispose of 1,133,624 shares of Class B Common. Collectively, the 1,133,624 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 29.58% of the Class B Common outstanding as of December 31, 2021.

Claiborne R. Rankin. Mr. Rankin shares the power to vote and dispose of 2,878,366 shares of Class B Common. Collectively, the 2,878,366 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 75.10% of the Class B Common outstanding as of December 31, 2021.

Chloe O. Rankin. Ms. Rankin shares the power to dispose of 2,878,366 shares of Class B Common. Collectively, the 2,878,366 shares of Class B Common beneficially owned by Ms. Rankin constitute approximately 75.10% of the Class B Common outstanding as of December 31, 2021.

Roger F. Rankin. Mr. Rankin shares the power to vote and dispose of 2,878,366 shares of Class B Common. Collectively, the 2,878,366 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 75.10% of the Class B Common outstanding as of December 31, 2021.

Alison A. Rankin. Ms. Rankin shares the power to dispose of 2,878,366 shares of Class B Common. Collectively, the 2,878,366 shares of Class B Common beneficially owned by Ms. Rankin constitute approximately 75.10% of the Class B Common outstanding as of December 31, 2021.

Corbin K. Rankin. Ms. Rankin shares the power to dispose of 2,878,366 shares of Class B Common. Collectively, the 2,878,366 shares of Class B Common beneficially owned by Ms. Rankin constitute approximately 75.10% of the Class B Common outstanding as of December 31, 2021.

James T. Rankin. Mr. Rankin shares the power dispose of 1,133,624 shares of Class B Common. Collectively, the 1,133,624 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 29.58% of the Class B Common outstanding as of December 31, 2021.

Claiborne R. Rankin, Jr. Mr. Rankin shares the power to dispose of 1,133,624 shares of Class B Common. Collectively, the 1,133,624 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 29.58% of the Class B Common outstanding as of December 31, 2021.

Lauran Rankin. Ms. Rankin shares the power to dispose of 1,133,624 shares of Class B Common. Collectively, the 1,133,624 shares of Class B Common beneficially owned by Ms. Rankin constitute approximately 29.58% of the Class B Common outstanding as of December 31, 2021.

David B. Williams. Mr. Williams shares the power to dispose of 3,152,172 shares of Class B Common. Collectively, the 3,152,172 shares of Class B Common beneficially owned by Mr. Williams constitute approximately 82.24% of the Class B Common outstanding as of December 31, 2021.

Scott W. Seelbach. Mr. Seelbach shares the power to dispose of 1,133,624 shares of Class B Common. Collectively, the 1,133,624 shares of Class B Common beneficially owned by Mr. Seelbach constitute approximately 29.58% of the Class B Common outstanding as of December 31, 2021.

Elizabeth B. Rankin. Ms. Rankin shares the power to dispose of 1,133,624 shares of Class B Common. Collectively, the 1,133,624 shares of Class B Common beneficially owned by Ms. Rankin constitute approximately 29.58% of the Class B Common outstanding as of December 31, 2021.

Thomas Parker Rankin. Mr. Rankin shares the power to dispose of 1,133,624 shares of Class B Common. Collectively, the 1,133,624 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 29.58% of the Class B Common outstanding as of December 31, 2021.

Julia L. Rankin Kuipers. Ms. Kuipers shares the power to dispose of 1,133,624 shares of Class B Common. Collectively, the 1,133,624 shares of Class B Common beneficially owned by Ms. Kuipers constitute approximately 29.58% of the Class B Common outstanding as of December 31, 2021.

Jacob A. Kuipers. Mr. Kuipers shares the power to dispose of 1,133,624 shares of Class B Common. Collectively, the 1,133,624 shares of Class B Common beneficially owned by Mr. Kuipers constitute approximately 29.58% of the Class B Common outstanding as of December 31, 2021.

Lynne Turman Rankin. Ms. Rankin shares the power to dispose of 1,133,624 shares of Class B Common. Collectively, the 1,133,624 shares of Class B Common beneficially owned by Ms. Rankin constitute approximately 29.58% of the Class B Common outstanding as of December 31, 2021.

Chloe R. Seelbach. Ms. Seelbach shares the power to dispose of 1,133,624 shares of Class B Common. Collectively, the 1,133,624 shares of Class B Common beneficially owned by Ms. Seelbach constitute approximately 29.58% of the Class B Common outstanding as of December 31, 2021.

The Anne F. Rankin Trust dated August 15, 2012, as amended. The Trust has no power to vote or dispose of any shares of Class B Common. Roger F. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

Alison A. Rankin, as trustee fbo Elisabeth M. Rankin under Irrevocable Trust No. 1, dated December 18, 1997, with Roger Rankin, Grantor. The Trust has no power to vote or dispose of any shares of Class B Common. Alison A. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

2012 Helen R. Butler GST Trust. The trust has no power to vote or dispose of any shares of Class B Common. Alfred M. Rankin, Jr., as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

2012 Clara R. Williams GST Trust. The trust has no power to vote or dispose of any shares of Class B Common. Alfred M. Rankin, Jr., as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

2012 Chloe R. Seelbach GST Trust. The trust has no power to vote or dispose of any shares of Class B Common. Claiborne R. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

2012 Claiborne R. Rankin, Jr. GST Trust. The trust has no power to vote or dispose of any shares of Class B Common. Claiborne R. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

2012 Julia R. Kuipers GST Trust. The trust has no power to vote or dispose of any shares of Class B Common. Claiborne R. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

2012 Anne F. Rankin GST Trust. The trust has no power to vote or dispose of any shares of Class B Common. Roger F. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

2012 Elisabeth M. Rankin GST Trust. The trust has no power to vote or dispose of any shares of Class B Common. Roger F. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

2012 Matthew M. Rankin GST Trust. The trust has no power to vote or dispose of any shares of Class B Common. Thomas T. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

2012 James T. Rankin GST Trust. The trust has no power to vote or dispose of any shares of Class B Common. Thomas T. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

2012 Thomas P. Rankin GST Trust. The trust has no power to vote or dispose of any shares of Class B Common. Thomas T. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

BTR 2012 GST Trust for Chloe R. Seelbach. The trust has no power to vote or dispose of any shares of Class B Common. Claiborne R. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

BTR 2012 GST Trust for Thomas P. Rankin. The trust has no power to vote or dispose of any shares of Class B Common. Thomas T. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

BTR 2012 GST Trust for Helen R. Butler. The trust has no power to vote or dispose of any shares of Class B Common. Alfred M. Rankin, Jr., as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

BTR 2012 GST Trust for Elisabeth M. Rankin. The trust has no power to vote or dispose of any shares of Class B Common. Roger F. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

BTR 2012 GST Trust for Julia R. Kuipers. The trust has no power to vote or dispose of any shares of Class B Common. Claiborne R. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

BTR 2012 GST Trust for Clara R. Williams. The trust has no power to vote or dispose of any shares of Class B Common. Alfred M. Rankin, Jr., as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

BTR 2012 GST Trust for Matthew M. Rankin. The trust has no power to vote or dispose of any shares of Class B Common. Thomas T. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

BTR 2012 GST Trust for Claiborne R. Rankin, Jr. The trust has no power to vote or dispose of any shares of Class B Common. Claiborne R. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

BTR 2012 GST Trust for James T. Rankin. The trust has no power to vote or dispose of any shares of Class B Common. Thomas T. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

BTR 2012 GST Trust for Anne F. Rankin. The trust has no power to vote or dispose of any shares of Class B Common. Roger F. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

HRB 2020 GST Trust for Clara R. Butler. The trust has no power to vote or dispose of any shares of Class B Common. Clara R. Williams, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

HRB 2020 GST Trust for Griffin B. Butler. The trust has no power to vote or dispose of any shares of Class B Common. Clara R. Williams, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

JCB 2020 GST Trust for Clara R. Butler. The trust has no power to vote or dispose of any shares of Class B Common. Helen R. Butler, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

JCB 2020 GST Trust for Griffin B. Butler. The trust has no power to vote or dispose of any shares of Class B Common. Helen R. Butler, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

CRW 2020 GST Trust for Margo J.V. Williams. The trust has no power to vote or dispose of any shares of Class B Common. David B.H. Williams, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

CRW 2020 GST Trust for Helen C. Williams. The trust has no power to vote or dispose of any shares of Class B Common. David B.H. Williams, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Rankin Associates V, L.P.

Under the terms of the Rankin V Partnership Agreement, RMI, as the general partner of Rankin V, has the sole power to vote the Class A Common and Class B Common held by Rankin V. RMI exercises such powers by action of its board of directors, which acts by majority vote and consists of Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, the individual trusts of whom are the stockholders of RMI. RMI shares the power to dispose of the Class A Common and Class B Common held by Rankin V with the other individuals and entities holding limited partnership interests in Rankin V. Under the terms of the Rankin V Partnership Agreement, Rankin V may not dispose of Class A Common or Class B Common, or convert Class B Common into Class A Common, without the consent of RMI and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in Rankin V (“Rankin V Partnership Interests”).

The Rankin V Partnership Agreement restricts the transfer of Rankin V Partnership Interests by the partners and provides the partners and Rankin V with a right of first refusal to acquire Rankin V Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of Rankin V Partnership Interests by the partners under certain circumstances. This description of the transfer restrictions, rights of first refusal and repurchase obligations is qualified by reference to the Rankin V Partnership Agreement.

Rankin Associates VI, L.P.

Under the terms of the First Amended and Restated Limited Partnership Agreement of Rankin Associates V, L.P., dated as of December 8, 2021 (the “Rankin VI Partnership Agreement”), filed as Exhibit 2 hereto and incorporated herein by reference, RMI, as the general partner of Rankin VI, has the sole power to vote the Class A Common and Class B Common held by Rankin VI. RMI exercises such powers by action of its board of directors, which acts by majority vote and consists of Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, the individual trusts of whom are the stockholders of RMI. RMI shares the power to dispose of the Class A Common and Class B Common held by Rankin VI with the other individuals and entities holding limited partnership interests in Rankin VI. Under the terms of the Rankin VI Partnership Agreement, Rankin VI may not dispose of Class A Common or Class B Common, or convert Class B Common into Class A Common, without the consent of RMI and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in Rankin VI (“Rankin VI Partnership Interests”).

The Rankin VI Partnership Agreement restricts the transfer of Rankin VI Partnership Interests by the partners and provides the partners and Rankin VI with a right of first refusal to acquire Rankin VI Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of Rankin VI Partnership Interests by the partners under certain circumstances. This description of the transfer restrictions, rights of first refusal and repurchase obligations is qualified by reference to the Rankin VI Partnership Agreement.

Stockholders’ Agreement

The Stockholders’ Agreement, dated as of September 28, 2012, among the signatories thereto and the Issuer (the “Stockholders’ Agreement”), filed as Exhibit 3 hereto and incorporated herein by reference, requires a signatory to offer the shares of Class B Common beneficially owned by such signatory to all of the other signatories upon the occurrence of either of the following: (a) the proposed conversion of shares of Class B Common by such signatory into shares of Class A Common and (b) the proposed sale, transfer or other disposition of Class B Common by such signatory to any permitted transferee (under the terms of the Class B Common) who is not a signatory to the Stockholders’ Agreement. In either of these cases, the signatory proposing to enter into one of these transactions must notify all of the other signatories and then must allow each such other signatory the opportunity to purchase such signatory’s pro rata portion of the shares of Class B Common which are subject to the proposed transaction in accordance with the procedures described below. The Stockholders’ Agreement, however, does not restrict transfers of Class B Common among the signatories or any other permitted transferee who becomes a signatory to the Stockholders’ Agreement.

A signatory proposing to engage in a transaction triggering a right of first refusal must first give written notice of the proposed transaction by registered mail to the Issuer, which acts as depository under the Stockholders’ Agreement. The depository, in turn, is required to send such notice promptly to all of the other signatories. Following receipt of such notice, each other signatory will have seven (7) business days to elect whether or not to purchase his, her or its pro rata portion of the shares of the Class B Common which have triggered right of first refusal. A signatory’s pro rata portion will be determined by dividing the number of shares of Class B Common which such person owns by the number of shares of Class B Common which are owned by all of the other signatories who similarly may elect to purchase the shares of Class B Common which have triggered the right of first refusal. A notice electing to purchase a pro rata portion of the shares of Class B Common must be sent to the depository by the end of the seven (7) business day period. If the signatories electing to purchase do not elect to purchase all of the shares of Class B Common, then such signatories have an additional five (5) business days to agree among themselves how to allocate the shares not purchased. If they cannot reach any agreement, the allocation shall be pro rata. If there are still shares of Class B Common which are not purchased following such allocation, then the Issuer shall have an additional three (3) business days to decide whether or not to purchase the remaining shares. The Issuer, however, is under no obligation to purchase any such shares.

Following the completion of such procedures, the signatory who has triggered the right of first refusal is free, for a period of thirty (30) business days, to convert the shares of Class B Common, if any, which remain, into shares of Class A Common. If the signatory had originally proposed to transfer the shares, such signatory would be free to transfer shares of Class A Common in accordance with the originally proposed transaction.

Signatories who elect to exercise the right of first refusal and purchase shares of Class B Common may pay for such shares in cash, an equivalent number of shares of Class A Common, or in a combination of cash and shares of Class A Common. The purchase price to be paid is the higher of what is specified in the notice sent by the signatory who has triggered the right of first refusal and the average of the last sales price of Class A Common on the New York Stock Exchange for the five days prior to the date of such notice.

The Stockholders’ Agreement only restricts the conversion, or the sales or other disposition outside of the Stockholders’ Agreement, of shares of Class B Common held by each signatory. The Stockholders’ Agreement does not restrict in any respect how a signatory may vote the shares of Class B Common which, among other things, are subject to the terms of the Stockholders’ Agreement.

Subsequent to September 28, 2012, the Stockholders’ Agreement was amended to include additional signatories. These amendments are filed as Exhibits 4 through 14 hereto and incorporated herein by reference.

Rankin Associates I, L.P.

Under the terms of the Third Amended and Restated Limited Partnership Agreement of Rankin Associates I, L.P., dated as of December 8, 2021 (the “Rankin I Partnership Agreement”), filed as Exhibit 15 hereto and incorporated herein by reference, Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, as trustees and primary beneficiaries of trusts acting as general partners of Rankin I, share the power to vote the Class A Common and Class B Common held by Rankin I. Further, under such terms, voting actions are determined by the general partners owning at least a majority of the general partnership interests of Rankin I. Each of the trusts holding general and limited partnership interests in Rankin I share with each other the power to dispose of Class A Common and Class B Common held by Rankin I. Under the terms of the Rankin I Partnership Agreement, Rankin I may not dispose of Class A Common or Class B Common, or convert Class B Common into Class A Common, without the consent of the general partners holding more than 75% of the general partnership interests in Rankin I and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in Rankin I (“Rankin I Partnership Interests”).

The Rankin I Partnership Agreement restricts the transfer of Rankin I Partnership Interests by the partners and provides the partners and Rankin I with a right of first refusal to acquire Rankin I Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of Rankin I Partnership Interests by the partners under certain circumstances. This description of the transfer restrictions, rights of first refusal and repurchase obligations is qualified by reference to the Rankin I Partnership Agreement.

Rankin Associates II, L.P.

Under the terms of the First Amended and Restated Limited Partnership Agreement of Rankin Associates II, L.P. (“Rankin II”), dated as of December 8, 2021 (the “Rankin II Partnership Agreement”), filed as Exhibit 16 hereto and incorporated herein by reference, RMI, as the general partner of Rankin II, has the sole power to vote the Class A Common and Class B Common held by Rankin II. RMI exercises such powers by action of its board of directors, which acts by majority vote and consists of Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, the individual trusts of whom are the stockholders of RMI. RMI shares the power to dispose of the Class A Common and Class B Common held by Rankin II with the other individuals and entities holding limited partnership interests in Rankin II. Under the terms of the Rankin II Partnership Agreement, Rankin II may not dispose of Class A Common or Class B Common, or convert Class B Common into Class A Common, without the consent of RMI and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in Rankin II (“Rankin II Partnership Interests”).

The Rankin II Partnership Agreement restricts the transfer of Rankin II Partnership Interests by the partners and provides the partners and Rankin II with a right of first refusal to acquire Rankin II Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of Rankin II Partnership Interests by the partners under certain circumstances. This description of the transfer restrictions, rights of first refusal and repurchase obligations is qualified by reference to the Rankin II Partnership Agreement.

Rankin Associates IV, L.P.

Under the terms of the Second Amended and Restated Limited Partnership Agreement of Rankin Associates IV, L.P., dated as of December 8, 2021 (the “Rankin IV Partnership Agreement”), filed as Exhibit 17 hereto and incorporated herein by reference, the general partners share the power to vote the Class A Common and Class B Common held by Rankin IV. Further, under such terms, voting actions are determined by the general partners owning at least a majority of the general partnership interests of Rankin IV. Each of the trusts holding general and limited partnership interests in Rankin IV share with each other the power to dispose of Class A Common and Class B Common held by Rankin IV. Under the terms of the Rankin IV Partnership Agreement, Rankin IV may not dispose of Class A Common or Class B Common, or convert Class B Common into Class A Common, without the consent of the general partners holding more than 75% of the general partnership interests in Rankin IV and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in Rankin IV (the “Rankin IV Partnership Interests”).

The Rankin IV Partnership Agreement restricts the transfer of Rankin IV Partnership Interests by the partners and provides the partners and Rankin IV with a right of first refusal to acquire Rankin IV Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of Rankin IV Partnership Interests by the partners under certain circumstances. This description of the transfer restrictions, rights of first refusal and repurchase obligations is qualified by reference to the Rankin IV Partnership Agreement.

AMR Associates, L.P.

Under the terms of the First Amended and Restated Limited Partnership Agreement of AMR Associates, L.P., dated as of December 8, 2021 (the “AMR Associates Partnership Agreement”), filed as Exhibit 18 hereto and incorporated herein by reference, as amended by that certain First Amendment to the First Amended and Restated Limited Partnership Agreement of AMR Associates, L.P., dated as of December 8, 2021, filed as Exhibit 19 hereto and incorporated herein by reference, the general partners of AMR Associates have the power to vote the Class A Common and Class B Common held by the partnership. Further, under such terms, the general partners of AMR Associates generally exercise such power by a vote of the general partners of AMR Associates holding a majority of the general partnership interests.

Under the terms of the AMR Associates Partnership Agreement, the partnership may not dispose of Class A Common or Class B Common, or convert Class B Common into Class A Common, without the consent of the general partners of AMR Associates and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in the partnership (“AMR Associates Partnership Interests”).

The AMR Associates Partnership Agreement restricts the transfer of AMR Associates Partnership Interests by the partners and provides the partners and the partnership with a right of first refusal to acquire AMR Associates Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of AMR Associates Partnership Interests by the partners under certain circumstances. These transfer restrictions, rights of first refusal and repurchase obligations are more fully set forth in the AMR Associates Partnership Agreement.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	First Amended and Restated Limited Partnership Agreement of Rankin Associates V, L.P., dated as of December 8, 2021

Exhibit 2	First Amended and Restated Limited Partnership Agreement of Rankin Associates VI, L.P., dated as of December 8, 2021

Exhibit 3

Stockholders’ Agreement, dated as of September 28, 2012, by and among the Issuer and the Participating Stockholders (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, filed on October 4, 2012 (Commission File No. 000-54799))

Exhibit 4

First Amendment to Stockholders’ Agreement, dated as of December 31, 2012, by and among the Depository, Hyster-Yale Materials Handling, Inc., the new Participating Stockholder identified on the signature pages thereto and the Participating Stockholders under the Stockholders’ Agreement, dated as of September 28, 2012, as amended, by and among the Depository, Hyster-Yale Materials Handling, Inc. and the Participating Stockholders (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K, filed by the Issuer on February 19, 2013 (Commission File Number 000-54799))

Exhibit 5

Second Amendment to Stockholders’ Agreement, dated as of January 18, 2013, by and among the Depository, Hyster-Yale Materials Handling, Inc., the new Participating Stockholder identified on the signature pages thereto and the Participating Stockholders under the Stockholders’ Agreement, dated as of September 28, 2012, as amended, by and among the Depository, Hyster-Yale Materials Handling, Inc. and the Participating Stockholders (incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K, filed by the Issuer on February 19, 2013 (Commission File Number 000-54799))

Exhibit 6

Third Amendment to Stockholders’ Agreement, dated as of March 27, 2015, by and among the Depository, Hyster-Yale Materials Handling, Inc., the new Participating Stockholder identified on the signature pages thereto and the Participating Stockholders under the Stockholders’ Agreement, dated as of September 28, 2012, as amended, by and among the Depository, Hyster-Yale Materials Handling, Inc. and the Participating Stockholders (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q, filed by the Issuer on April 29, 2015 (Commission File Number 000-54799))

Exhibit 7

Fourth Amendment to Stockholders’ Agreement, dated as of December 29, 2015, by and among the Depository, Hyster-Yale Materials Handling, Inc., the new Participating Stockholder identified on the signature pages thereto and the Participating Stockholders under the Stockholders’ Agreement, dated as of September 28, 2012, as amended, by and among the Depository, Hyster-Yale Materials Handling, Inc. and the Participating Stockholders (incorporated by reference to Exhibit 10 filed with Amendment No. 4 to the Statement on Schedule 13D, filed by the Reporting Persons named therein on February 16, 2016 (Commission File Number 005-87003))

Exhibit 8

Fifth Amendment to Stockholders’ Agreement, dated as of December 2, 2016, by and among the Depository, Hyster-Yale Materials Handling, Inc., the new Participating Stockholder identified on the signature pages thereto and the Participating Stockholders under the Stockholders’ Agreement, dated as of September 28, 2012, as amended, by and among the Depository, Hyster-Yale Materials Handling, Inc. and the Participating Stockholders (incorporated by reference to Exhibit 11 filed with Amendment No. 5 to the Statement on Schedule 13D, filed by the Reporting Persons named therein on February 14, 2017 (Commission File Number 005-87003))

Exhibit 9

Sixth Amendment to Stockholders’ Agreement, dated as of December 22, 2016, by and among the Depository, Hyster-Yale Materials Handling, Inc., the new Participating Stockholder identified on the signature pages thereto and the Participating Stockholders under the Stockholders’ Agreement, dated as of September 28, 2012, as amended, by and among the Depository, Hyster-Yale Materials Handling, Inc. and the Participating Stockholders (incorporated by reference to Exhibit 12 filed with Amendment No. 5 to the Statement on Schedule 13D, filed by the Reporting Persons named therein on February 14, 2017 (Commission File Number 005-87003))

Exhibit 10

Seventh Amendment to Stockholders’ Agreement, dated as of February 6, 2017, by and between the Issuer and the Participating Stockholders (incorporated by reference to Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q, filed by the Issuer on May 2, 2017, Commission File Number 000-54799).

Exhibit 11

Eighth Amendment to Stockholders’ Agreement, dated as of October 30, 2018, by and between the Issuer and the Participating Stockholders (incorporated by reference to Exhibit 26 filed with Amendment No. 7 to the Statement on Schedule 13D, filed by the Reporting Persons named therein on February 14, 2019 (Commission File Number 005-87003))

Exhibit 12

Ninth Amendment to Stockholders’ Agreement, dated as of December 5, 2019, by and between the Issuer and the Participating Stockholders. (incorporated by reference to Exhibit 28 filed with Amendment No. 6 to the Statement on Schedule 13D, filed by the Reporting Persons named therein on February 13, 2020 (Commission File Number 005-87003))

Exhibit 13

Tenth Amendment to Stockholders’ Agreement, dated as of December 20, 2020 by and between the Issuer, the new Participating Stockholders and the Participating Stockholders (incorporated by reference to Exhibit 30 to the Participating Stockholders’ Schedule 13D/A, filed by the Participating Stockholders on February 12, 2021, Commission File Number 005-87003.

Exhibit 14

Eleventh Amendment to Stockholders’ Agreement, dated as of December 7, 2021, by and between the Issuer, the new Participating Stockholders and the Participating Stockholders (incorporated by reference to Exhibit 4.15 to the Registration Statement on Form S-8, filed by the Issuer on February 1, 2022, Commission File Number 333-262448).

Exhibit 15	Third Amended and Restated Limited Partnership Agreement of Rankin Associates I, L.P., dated as of December 8, 2021.

Exhibit 16	First Amended and Restated Limited Partnership Agreement of Rankin Associates II, L.P., dated as of December 8, 2021.

Exhibit 17	Second Amended and Restated Limited Partnership Agreement of Rankin Associates IV, L.P., dated as of December 8, 2021.

Exhibit 18	First Amended and Restated Limited Partnership Agreement of AMR Associates, L.P., dated as of December 8, 2021

Exhibit 19	First Amendment to First Amended and Restated Limited Partnership Agreement of AMR Associates, L.P., dated as of December 8, 2021

Exhibit 20	Joint Filing Agreement

Exhibit 21	Power of Attorney (included in Exhibit 1)

[Signatures begin on the next page.]

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

RANKIN ASSOCIATES V, L.P.

By:	Rankin Management, Inc., its Managing Partner

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr.
President

RANKIN MANAGEMENT, INC.

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr.
President

REPORTING INDIVIDUALS

/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., on behalf of himself, and as:

Attorney-in-Fact for Victoire G. Rankin*

Attorney-in-Fact for Helen R. Butler*

Attorney-in-Fact for John C. Butler, Jr.*

Attorney-in-Fact for Clara T. Rankin Williams*

Attorney-in-Fact for David B. H. Williams*

Attorney-in-Fact for Thomas T. Rankin*

Attorney-in-Fact for Corbin K. Rankin *

Attorney-in-Fact for Matthew M. Rankin*

Attorney-in-Fact for Elizabeth B. Rankin*

Attorney-in-Fact for James T. Rankin*

Attorney-in-Fact for Lynne T. Rankin*

Attorney-in-Fact for Thomas P. K. Rankin*

Attorney-in-Fact for Claiborne R. Rankin*

Attorney-in-Fact for Chloe O. Rankin*

Attorney-in-Fact for Chloe R. Seelbach*

Attorney-in-Fact for Scott W. Seelbach*

Attorney-in-Fact for Claiborne R. Rankin, Jr.

Attorney-in-Fact for Lauran Rankin*

Attorney-in-Fact for Julia L. Rankin (Kuipers) *

Attorney-in-Fact for Jacob Alan Kuipers*

Attorney-in-Fact for Roger F. Rankin*

Attorney-in-Fact for Alison A. Rankin *

Attorney-in-Fact for The Anne F. Rankin Trust dated August 15, 2012, as amended*

Attorney-in-Fact for Elisabeth M. Rankin Irrevocable Trust #1 dated December 18, 1997*

Attorney-in-Fact for 2012 Helen R. Butler GST Trust*

Attorney-in-Fact for 2012 Clara R. Williams GST Trust*

Attorney-in-Fact for 2012 Matthew M. Rankin GST*

Attorney-in-Fact for 2012 James T. Rankin GST Trust*

Attorney-in-Fact for 2012 Thomas P. Rankin GST Trust*

Attorney-in-Fact for 2012 Chloe R. Seelbach GST Trust*

Attorney-in-Fact for 2012 Claiborne R. Rankin, Jr. GST Trust*

Attorney-in-Fact for 2012 Julia R. Kuipers GST Trust*

Attorney-in-Fact for 2012 Anne F. Rankin GST Trust*

Attorney-in-Fact for 2012 Elisabeth M. Rankin GST Trust*

Attorney-in-Fact for BTR 2012 GST Trust for Helen R. Butler *

Attorney-in-Fact for BTR 2012 GST Trust for Clara R. Williams *

Attorney-in-Fact for BTR 2012 GST Trust for Matthew M. Rankin *

Attorney-in-Fact for BTR 2012 GST Trust for James T. Rankin *

Attorney-in-Fact for BTR 2012 GST Trust for Thomas P. Rankin *

Attorney-in-Fact for BTR 2012 GST Trust for Chloe R. Seelbach *

Attorney-in-Fact for BTR 2012 GST Trust for Claiborne R. Rankin, Jr. *

Attorney-in-Fact for BTR 2012 GST Trust for Julia R. Kuipers *

Attorney-in-Fact for BTR 2012 GST Trust for Anne F. Rankin *

Attorney-in-Fact for BTR 2012 GST Trust for Elisabeth M. Rankin *

Attorney-in-Fact for HRB 2020 GST Trust for Clara R. Butler *

Attorney-in-Fact for HRB 2020 GST Trust for Griffin B. Butler*

Attorney-in-Fact for JCB 2020 GST Trust for Clara R. Butler, *

Attorney-in-Fact for JCB 2020 GST Trust for Griffin B. Butler*

Attorney-in-Fact for CRW 2020 GST Trust for Margo J. V. Williams*

Attorney-in-Fact for CRW 2020 GST Trust for Helen C. Williams*

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 1 hereto.